UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO

RULE 13a-16 OR 15d-16 UNDER THE SECURITIES

EXCHANGE ACT OF 1934

For the month of February 2005

KT Corporation

206 Jungja-dong

Bundang-gu, Sungnam

Kyunggi-do

463-711

Korea

(Address of principal executive offices)

(indicate by check mark whether the registrant files or will file annual reports under cover of

Form 20-F or Form 40-F.)

Form 20-F      X            Form 40-F

(Indicate by check mark whether the registrant

by furnishing the information contained in this

form

is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under

the Securities Exchange Act of 1934.)

Yes                      No      X

This Current Report on Form 6-K is being filed to incorporate by reference into Registration Statement No. 333-100251 on Form F-3, effective December 27, 2002, relating to $1,210,050,000 0.25% Convertible Notes Due 2007, $500,000,000 4.30% Bonds Due 2005 and Warrants to Purchase 9,270,200 Common Shares.

Estimation of Unconsolidated Financial Information under Korean GAAP for the Fiscal Year 2004 (Unaudited)

1.	Summary (in millions of Won)

Unconsolidated Statements of Earnings	2004	2003	Change	Percent Increase
Operating Revenue	11,850,819	11,574,549	276,270	2.4%
Operating Income	2,127,119	1,243,144	883,975	71.1%
Net Earnings	1,255,522	830,066	425,456	51.3%

2.	Dividend payment plan for the fiscal year 2004 pursuant to the resolution of the board of directors:

	2004	2003
Annual dividend per common share	Won 2,000	Won 2,000

Interim dividend	Won 1,000	None

Total dividends paid	Won 632,277 million	Won 421,517 million

Record date: December 31, 2004

Dividend payment date: March 31, 2005

Date of general shareholders’ meeting: March 11, 2005

Date of board resolution: February 4, 2005

3.	Above figures are subject to change pursuant to an audit by the company’s independent auditors or pursuant to the shareholders’ meeting.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: February 4, 2005

KT Corporation

By:	/s/ Wha Joon Cho
Name:	Wha Joon Cho
Title:	Managing Director